OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 27, 2017

Via Electronic Transmission

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Pursuant to our conversation of earlier today, this letter pertains to the conversation you had with Ed Gizzi, on March 16, 2016, during which you provided comments on the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Master Loan Fund (the “Registrant” or the “Fund”). Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

1.	Please clarify that the Fund’s policy to invest at least 80% of its net assets in loans made to U.S. and foreign borrowers that are corporations, partnerships or other business entities includes borrowings for investment purposes.

This change has been made.

2.	Review the strategies and risks included in the Fund’s principal investment strategies and principal risks sections to ensure that the disclosures are not too generic and standardized and describe the actual derivative investments, and their associated risks, that the Fund may use. Confirm supplementally that each derivative instrument named in the derivatives risk disclosures is consistent with the Fund’s investment strategies. See the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

We have confirmed that the derivatives disclosures are not too generic/standardized and describe the actual derivatives that the Fund may use, and their associated risks. In addition, we have confirmed that each derivative instrument named in the derivative risks disclosure is consistent with the Fund’s investment strategies.

3.	In the third sentence under “Implementation of Investment Objective” in the Prospectus, please clarify which non-fundamental policy is being referenced.

The disclosure has been clarified (and slightly relocated) to indicate that the non-fundamental policy being referenced is the Fund’s policy to invest at least 80% of its net assets (including borrowings for investment purposes) in loans made to U.S. and foreign borrowers that are corporations, partnerships or other business entities.

4.	Confirm supplementally whether the Fund segregates the full notional amount of credit default swaps in which it invests.

The Fund confirms that when it sells credit protection using a credit default swap, it segregates the full notional amount of the swap.

5.	Confirm supplementally why the Oppenheimer money market funds referenced in the Prospectus are changing their names, and how this will affect the description of Oppenheimer Institutional Money Market Fund in the section titled “Investments in Oppenheimer Institutional Money Market Fund.”

The name changes of the Oppenheimer money market funds were implemented in connection with the amendments to the rules that govern money market funds adopted by the Securities and Exchange Commission in July 2014 (Rel. No. 33-9616). Each Oppenheimer money market fund referenced in the Prospectus and SAI converted to a “government money market fund” as defined in the adopting release. The section titled “Investments in Oppenheimer Institutional Money Market Fund” and any other descriptions of Oppenheimer money market funds in the Prospectus and SAI have been revised to reflect such funds’ status as “government money market funds”, as applicable.

6.	In light of the disclosure under “Limited Availability of Loans” and “Possible Limited Availability of Loans” in the Prospectus regarding the risk that the Fund may not be able to invest a sufficient amount in Senior Loans at all times to meet its 80% asset investment requirement, please consider adding disclosure discussing the risk that the Fund may be unable to comply with Rule 35d-1 under the Investment Company Act of 1940 in such circumstances.

After determining that it is no longer applicable, the Fund has removed the relevant risk language regarding the ability to meet its 80% asset investment requirement.

7.	Please add disclosure to the section titled “Redemption of Fund Shares” in the Prospectus to indicate that in-kind securities may be subject to market risks, and that redeeming shareholders may incur taxable capital gains when converting such securities to cash.

This disclosure has been added;

Shares may be "redeemed in-kind" under certain circumstances (such as a lack of liquidity in the Fund's portfolio to meet redemptions). That means that the redemption proceeds will be paid in securities from the Fund's portfolio on a pro-rata basis, possibly including illiquid securities. If the Fund redeems your shares in-kind, you may bear transaction costs and will bear market risks until such securities are converted into cash

8.	Please confirm whether the “N/A” disclosure in the section titled “Redemption in Kind” in the SAI is appropriate, in light of the disclosure in the section titled “Redemption of Fund Shares” in the Prospectus.

The section titled “Redemption in Kind” in the SAI is intended to address Item 23(d) of Form N-1A, which states that if the Fund has received an order of exemption from section 18(f) or has filed a notice of election under rule 18f-1 that has not been withdrawn, the Fund must describe the nature, extent, and effect of the exemptive relief or notice. Because the Fund has not received such an order or filed such a notice, the “N/A” response is appropriate.

9.	With respect to the Fund’s fundamental policy regarding concentration, the policy currently states, in part, that while the Fund will not concentrate in any industry, the Fund may invest without limit in instruments of the group of industries in the financial securities sector. Please clarify that the Fund “will” invest without limit in the instruments of such group.

Because such a revision to the Fund’s fundamental policy would require shareholder approval, the Fund will consider requesting such approval for this change when the Fund next proxies its shareholders, taking into account the expense to shareholders, among other factors. The Fund supplementally confirms that the policy is intended to indicate that the Fund will invest without limit in instruments of the group of industries in the financial securities sector, and that the Fund does so.

* * * * *

Please direct any questions you may have regarding the Registration Statements or this letter to:

Taylor Edwards
Vice President & Senior Counsel
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor Edwards

Taylor Edwards
Vice President & Senior Counsel

cc:	Cynthia Lo Bessette, Esq.
Ropes & Gray LLP